Exhibit 23.b.

KPMG AS
N-9292 Tromso
Storgata 70
N-9008 Tromso
Telephone +47 77 64 30 00
Fax +47 77 64 30 10
www.kpmg.no
Enterprise NO 935 174 627 MVA

October 7, 2002

Reconciliation of the financial report, between Norwegian
                 GAAP (N-GAAP) and US-GAAP
__________________________________________________________

KPMG Tromso, have compared the reporting standards for the financial report for Igene Norway AS, based on the annual report 2001. The main purpose for this reconciliation is to identify any differences in accounting practice in the financial report, based on the different reporting standards (Norwegian-GAAP and US-GAAP), that will affect the value of the shareholders equity or the financial result for 2001.

KPMG Tromso cannot identify any significant differences in accounting practice of the financial report for Igene
Norway AS, with respect to the different reporting standards in the two countries. However, the accounting standard for valuation of inventory might differ between Norway and the US, since Norwegian standard always applies
FIFO (First In, First Out). Thus, the value of the inventory at Igene Norway AS has been valued at FIFO.

Thus, we can conclude that the value of shareholders equity, and the financial result reported in the annual report 2001 for Igene Norway AS is comparable to the reporting standards in US-GAAP, as long as the valuation of inventory is based on FIFO.

Best regards,
KPMG AS


/s/ GUNNAR ALSKOG
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    GUNNAR ALSKOG
    Statsautorisert revisor